UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ISONICS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

464895101
(CUSIP Number)

April 6, 2004
(Date of Event Which Requires Filing of this Statement)

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 464895101	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P. EIN: 03-0021366
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 828,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 828,770
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.65%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 464895101	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P. EIN: 32-0056070
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 985,417
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 985,417
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 985,417
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.72%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 464895101	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 349,741
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 349,741
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,741
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.39%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 464895101	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Advisory Group, LLC EIN: 300021359
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER

1,464,446, some of which are held by Mercator Momentum Fund and Mercator Momentum Fund III (together, the "Funds") and Monarch Pointe Fund, Ltd. ("MPF"). Mercator Advisory Group, LLC ("MAG") is the general partner of the Funds and controls the investments of MPF.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,464,446, some of which are held by the Funds and MPF. MAG is the general partner of each of the Funds and controls the investments of MPF.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,446
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IA

SCHEDULE 13G

CUSIP No. 464895101	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,464,446, all of which are held by the Funds, MPF and MAG. David F. Firestone is Managing Member of MAG.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,464,446, all of which are held by the Funds, MPF and MAG. David F. Firestone is Managing Member of MAG.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,446
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IN

Item 1.   Issuer.

    The name of the issuer is Isonics Corporation (the "Issuer")
    The address of the Issuer's principal executive office is 5906 McIntyre Street, Golden, Colorado 80403.

Item 2.   Reporting Person and Security.

    Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC ("MAG"), a California limited liability company. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG acts as investment advisor to MPF and has full discretion to control its investments. David F. Firestone is the Managing Member of MAG. The Funds, MAG and David F. Firestone are referred to herein as the "Reporting Persons."
    The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.
    Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.
    The title of the class of securities to which this statement relates is the common stock of the Issuer (the "Common Stock").
    The CUSIP number is 464895101.

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

    ☐  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
    ☐  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
    ☐  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
    ☐  Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
    ☐  An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
    ☐  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
    ☐  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
    ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
    ☐  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
    ☐  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Page 7 of 15 Pages

Item 4.   Ownership.

On January 27, 2004, Momentum Fund and Momentum Fund III acquired 9,500 shares and 12,500 shares, respectively, of the Series C Preferred Stock of the Issuer (the "Series C Shares") at $100 per share. In the same transaction, Momentum Fund, Momentum Fund III and MAG acquired warrants (the "January Warrants") to purchase 86,364, 113,636 and 227,701 shares of the Common Stock of the Issuer, respectively.

As of April 6, 2004: (i) Momentum Fund and Momentum Fund III owned 3,910 and 5,090 Series C Shares, respectively; (ii) Momentum Fund, Momentum Fund III and MAG held January Warrants to acquire 86,364, 113,636 and 227,701 shares of Common Stock, respectively; and (iii) Momentum Fund and Momentum Fund III held 479,029 and 635,676 shares of Common Stock, respectively. MPF and MAG owned no shares of Common Stock. The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund, Momentum Fund III and MPF are, in each case, shared among either Momentum Fund, Momentum Fund III or MPF, as applicable, and both MAG and David F. Firestone.

Each of the Series C Shares is convertible at the election of its holder into a number of shares of the Common Stock of the Issuer equal to $100 divided by the then current "Conversion Price." The Conversion Price is defined as equal to 80% of the Market Price (as defined below), rounded to the nearest penny; provided, however, that in no event may the Conversion Price be less than $0.95 (the "Floor Price") or exceed $1.25 (the "Ceiling Price"). Both the Floor Price and Ceiling Price are subject to further adjustment upon the occurrence of stock splits and various other events. For purposes of determining the Conversion Price, the "Market Price" is defined as the average of the lowest 3 inter-day trading prices of the Common Stock, as obtained from Bloomberg Financial Services or another similar service, for the five consecutive trading days immediately preceding the conversion date.

On April 6, 2004, Momentum Fund, Momentum Fund III and MPF acquired 7,150 shares, 12,650 shares and 13,150 shares, respectively, of the Series D Preferred Stock of the Issuer (the "Series D Shares") at $100 per share. In the same transaction, Momentum Fund, Momentum Fund III, MPF and MAG acquired warrants (the "April Warrants") to purchase 130,197, 230,349, 239,454 and 2,400,000 shares of the Common Stock of the Issuer, respectively.

Page 8 of 15 Pages

Each of the Series D Shares is convertible at the election of its holder into a number of shares of the Common Stock of the Issuer equal to $100 divided by the then current "Conversion Price." The Conversion Price is currently $1.10 but is subject to adjustment upon the occurrence of stock splits and various other events.

The Certificate of Determination which establishes the terms of the Series C Shares and the Series D Shares and the agreements governing the terms of the January Warrants and the April Warrants contain provisions prohibiting any conversion of the Series C Shares or the Series D Shares or exercise of the January Warrants or April Warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. Subject to that limitation, the number of shares of the Common Stock of the Issuer beneficially owned by each of the Reporting Persons other than MPF is subject to variation based on changes of the Market Price of the Common Stock.

The tables below set forth information regarding the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons and their percentages of beneficial ownership as of April 6, 2004, using $0.95 as the Conversion Price of the Series C Shares and assuming that 14,309,387 shares of the Issuer's Common Stock were outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended January 31, 2004.

Page 9 of 15 Pages

April 6, 2004
Momentum Fund
Shares beneficially owned	828,770
Percent of Class	5.65%
Sole Voting Power	0
Shared Voting Power	828,770
Sole Dispositive Power	0
Shared Dispositive Power	828,770
Momentum Fund III
Shares beneficially owned	985,417
Percent of Class	6.72%
Sole Voting Power	0
Shared Voting Power	985,417
Sole Dispositive Power	0
Shared Dispositive Power	985,417
MPF
Shares beneficially owned	349,741
Percent of Class	2.39%
Sole Voting Power	0
Shared Voting Power	349,741
Sole Dispositive Power	0
Shared Dispositive Power	349,741

Page 10 of 15 Pages

April 6, 2004
MAG
Shares beneficially owned	1,464,446
Percent of Class	9.99%
Sole Voting Power	0
Shared Voting Power	1,464,446
Sole Dispositive Power	0
Shared Dispositive Power	1,464,446
David F. Firestone
Shares beneficially owned	1,464,446
Percent of Class	9.99%
Sole Voting Power	0
Shared Voting Power	1,464,446
Sole Dispositive Power	0
Shared Dispositive Power	1,464,446

Page 11 of 15 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Item 10.   Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2004	MERCATOR MOMENTUM FUND, L.P. By: MERCATOR ADVISORY GROUP, LLC, its general partner By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: April 26, 2004	MERCATOR MOMENTUM FUND III, L.P. By: MERCATOR ADVISORY GROUP, LLC, its general partner By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: April 26, 2004	MONARCH POINTE FUND, LTD. By: /s/ David F. Firestone ____________________________________ David F. Firestone, President

Dated: April 26, 2004	MERCATOR ADVISORY GROUP, LLC By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: April 26, 2004	/s/ David F. Firestone ____________________________________ David F. Firestone

Page 13 of 15 Pages

EXHIBIT INDEX

Exhibit A      Agreement of Joint Filing

Page 14 of 15 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Amendment No. 1 to Schedule 13G, dated April 26, 2004, containing the information required by Schedule 13G, for shares of the common stock of Isonics Corporation beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC, David F. Firestone, and such other holdings as may be reported therein.

Dated:  April 26, 2004

MERCATOR MOMENTUM FUND, L.P.

By:  MERCATOR ADVISORY GROUP, LLC,
       its general partner

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

MERCATOR MOMENTUM FUND III, L.P.

By:  MERCATOR ADVISORY GROUP, LLC,
      its general partner

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

MONARCH POINTE FUND, LTD.

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, President

MERCATOR ADVISORY GROUP, LLC

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

/s/ David F. Firestone
____________________________________
David F. Firestone

Page 15 of 15 Pages